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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2005

                         COMMISSION FILE NUMBER 1-13522

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                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

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                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]              No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

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This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

1.   OTHER EVENTS

On April 7, 2005, CYI entered into a Reorganization Agreement with Guangxi Yuchai Machinery Company Limited ("Yuchai"), a subsidiary of CYI, and Coomber Investments Limited ("Coomber"), a shareholder of CYI. The terms of this Reorganization Agreement were also acknowledged and agreed to by Guangxi Yuchai Machinery Group Company, a shareholder of Yuchai. The Reorganization Agreement is intended to be in furtherance of the terms of the July 2003 Agreement. The Reorganization Agreement outlines steps regarding the adoption of corporate governance practices at Yuchai and outlines the broad framework for a restructuring of CYI's ownership of Yuchai. Although the parties to the Restructuring Agreement expect to work towards its implementation as expeditiously as possible, no assurance can be given as to when the transactions contemplated therein will be consummated.

A copy of the above-mentioned Reorganization Agreement is attached hereto as
Exhibit 1.1 and is incorporated herein by reference.

2.   EXHIBITS

     1.1 Reorganization Agreement, dated April 7, 2005 between CYI, Yuchai and Coomber.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.


                                     CHINA YUCHAI INTERNATIONAL LIMITED



                                     By: /s/ Philip Ting Sii Tien
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                                     Name:  Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director
Dated: April 7, 2005

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                                  EXHIBIT INDEX

1.1  Reorganization Agreement, dated April 7, 2005 between CYI, Yuchai and
     Coomber.

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